FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Revised binding offer for the acquisition of Oi’s mobile business with TIM and Claro	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Further to the communication dated July 18, 2020, Telefónica informs that Telefônica Brasil S.A., Telefónica’s subsidiary in Brasil (the “Company”), has today presented an extended and revised binding offer for the acquisition of Grupo Oi’s mobile business, jointly with TIM S.A. and Claro S.A. (jointly the “Bidders”), in the amount of 16,500 million Brazilian Reais (approximately 2,706 million euros at current exchange rates). Such joint proposal, additionally, considers the possibility of signing long term contracts for the use of Oi Group’s infrastructure.

The revised binding offer has been submitted by the aforementioned parties, highlighting that it is subject to certain conditions, especially with regards to their selection as “stalking horse” (“first bidder”), which shall guarantee to them the right to make a higher bid than the best offer among the other offers presented (“right to top”) in the competitive process of sale of Grupo Oi’s mobile business.

The presentation of a revised binding offer restates the interest of the Company in the acquisition of Grupo Oi’s mobile business, as well as foment the continuity of the development of the mobile telephony in the country, considering its broad experience in the telecommunication sector and wide knowledge of the Brazilian market.

As operator with reputable financial consistency, and with presence and record of intense long-term investments in Brazil, the Company is certain that the Bidders’ joint offer, if accepted and deemed winner, shall benefit its shareholders by means of growth acceleration and efficiency generation, its clients by means of an enhanced experience of use and quality of the services rendered, and the whole telecommunication sector by means of strengthen investment capacity, technological innovation and competitiveness and, therefore, promotes and is aligned with the regulation that aims to build and consolidate a strong and efficient mobile service in the country.

The Company considers that the offer also addresses Grupo Oi’s financial needs, as is widely known by the market in general, so that it is able to implement its strategic plan and serve its creditors, pursuant to the Judicial Reorganization Plan.

Madrid, July 28, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 28, 2020	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors